John Ballard

30 Guanghau Avenue, Wan Bailin District

Taiyuan City, Shanxi Province, Shanxi, China 030024

 (303) 885 5501 (office)

(949) 489-0034 (fax)

December 26, 2007

Michael E. Karney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re: Longwei Petroleum Investment Holding Limited

Registration Statement on Form S-1

Filed October 25, 2007

File No. 333-146921

Dear Mr. Karney:

On behalf of Longwei Petroleum Investment Holding Limited., a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated November 23, 2007.

General

1.  Provide in an appropriate place the information required by Item 201(b)(1) of Regulation S-K.

We have added the information required by Item 201(b)(1) of Regulation S-K.

2.  Where the comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.

We acknowledge your comment and will comply.

3.  Update your disclosure throughout your filing to the most recent practicable date with each amendment.  For example, updated financial statements and discussion may be needed in the amended filing.

We acknowledge your comment and will comply.

Prospectus Cover Page

4.  Revise the second paragraph to clarify the current applicability of the "penny stock" rules to the company's common stock and provide a cross-reference to a more detailed disclosure elsewhere in the prospectus discussing the application of such rules to the company and its common stock.

We have added the following discussion:

Our common stock is considered to be a “penny stock” since it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act for 1934 as amended. Our common stock is a “penny stock” because it meets one or more of the following conditions (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the Nasdaq Stock Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company that has been in business less than three years with net tangible assets less than $5 million.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on Nasdaq). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

5.  It is unclear what the company is referencing to when discussing the price of the shares being tied to the price of the shares in the company's "Initial Public Offering" in light of the fact that this registration statement relates only to the registration for resale of shares on behalf of selling security holders and is therefore neither an initial public offering nor an offering by the company.  Please revise.

We have removed the reference "Initial Public Offering."

Prospectus Summary, page 7

6.  The prospectus should contain a discussion of all factors material to the investor of an investment in the securities.  Please revise the first sentence of the first paragraph accordingly.

The first sentence has been changed to: This summary contains a discussion of all factors material to the investor of an investment in our securities.

The Company

Overview, page 7

7. In the second paragraph you use a defined term, "Share Exchange" which has not been previously defined.  Please revise.  See also page 32.

We have defined Share Exchange with the following sentence on page 8 and page 36, thus: "we completed the acquisition of Longwei Petroleum Investment Holding Limited (“Longwei BVI”), a British Virgin Islands corporation, by acquiring all of the issued and outstanding common stock of Longwei in exchange for common shares in Tabatha II, Inc."

Summary Consolidated Financial Data, page 9

8.  We note that for all periods presented, the number of shares outstanding used in the calculation of earnings per share does not agree to the amounts shown on the face of your income statement.  Please revise or advise.

We have corrected the shares to be 75 million shares outstanding.

Risk Factors, page 11

9.  Throughout this section, rather than stating that there is or can be no assurance of, or no guarantee of, a particular outcome, delete such language and state the extent of each risk plainly and directly.

We have deleted the language "there can be no assurance of, or no guarantee of, a particular outcome" from our risk factors section.

10.  We note that the company's assets are located in China.  Disclose whether U.S. laws and judgments are enforceable in China and the attendant risk to U.S. investors, if any.  Tell us whether and how U.S. investors may attach in any judgment obtained in the U.S. your Chinese assets or you or your interests in the Chinese subsidiaries.

We have added the following risk factor:

BECAUSE OUR PRINCIPAL ASSETS ARE LOCATED OUTSIDE OF THE U.S. AND ALL OF OUR DIRECTORS AND OFFICERS RESIDE OUTSIDE OF THE U.S., IT MAY BE DIFFICULT FOR INVESTORS TO ENFORCE THEIR RIGHTS BASED ON U.S. FEDERALSECURITIES LAWS AGAINST US AND OUR OFFICERS AND DIRECTORS INTHE U.S. OR TO ENFORCE A U.S.COURT JUDGMENT AGAINST US OR IN THE PEOPLE’S REPUBLIC OF CHINA.

All of our directors and officers reside outside of the U.S. In addition, Taiyuan Longwei, our operating subsidiary, is located in the People’s Republic of China and substantially all of its assets are located outside of the U.S. It may therefore be difficult or impossible for investors in the U.S. to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us in the courts of either the U.S. or the People’s Republic of China and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in the People’s Republic of China courts. Further, it is unclear if extradition treaties now in effect between the U.S. and the People’s Republic of China would permit effective enforcement against us or our officers and directors of criminal penalties, under the U.S. federal securities laws or otherwise.

11.  Provide a risk factor discussing the application of and consequences to the company falling within the definition of a "penny stock" company.

We have added the following risk factor:

Our common stock is currently deemed a “penny stock,” which could make it more difficult for investors to sell their shares.

Our common stock is currently subject to the “penny stock” rules adopted under section 15(g) of the Securities Exchange Act of 1934, as amended.  The penny stock rules apply to companies whose common stock is not listed on a national securities exchange and trades at less than $5.00 per share or that have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited.  If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. Because our securities are currently subject to the penny stock rules, stockholders will find it more difficult to dispose of our securities.

12.  Add a risk factor to discuss the possibility or probability that the company will be required to hold its investment in the form of contract rights with a Chinese company and will not be legally permitted under Chinese law to hold either the stock or such company or the assets directly.

We added the following risk factor:

THE COMPANY WILL BE REQUIRED TO HOLD ITS INVESTMENT IN THE FORM OF CONTRACT RIGHTS.

There exists a possibility that the company will be required to hold its investment in the form of contract rights with a Chinese company and will not be legally permitted under Chinese law to hold either the stock of the company or the assets directly.

13.  We note that your disclosure that your commodity risk is mitigated since you purchase and deliver your fuel supply daily and utilize cost-plus pricing to your customers.  However it appears that via your significant levels of inventory and advances to suppliers, you have locked in prices well in advance of the time when you deliver your commodities and determine customer pricing.  In this manner, we note that on page 63 in Note 5, you disclose that advance payments are meant to ensure preferential pricing.  Please revise your filing to include a discussion of these market risks in quantitative and qualitative disclosure about market risk on page 30.  In doing so, please disclose the effective days of supply where the price paid is established in advance of the sale.

We have revised our filing to include a discussion of these markets risks in the section Quantitative and Qualitative Disclosure About Market Risk, thus:

Commodity Risk

We have limited some of our commodity risk by purchasing and delivering our fuel supply daily and use cost plus pricing where we add profit to our costs. We lock our prices approximately 30 to 60 days in advance.

At note 5 we disclose that the price is established 30 - 60 days in advance of the sale.

Special Note Regarding Forward-Looking Statements, page 18

14.  Revise the last paragraph to clarify and acknowledge that there is no obligation to update the information in the prospectus unless and except to the extent otherwise required pursuant to applicable federal securities laws.

We have added the sentence: We are under no obligation to update the information in the prospectus unless and except to the extent otherwise required pursuant to applicable federal securities laws.

Selected Consolidated Financial Data, page 20

15.  We note that you have provided summary financial data for five years beginning in 2003.  Please provide selected financial data for fiscal years ended June 30, 2004 and 2003.  Please also provide selected financial data for your most recent interim period.

We have provided the financial data for the interim period and for periods for fiscal years ended June 30, 2004 and 2003.

Management's Discussion and Analysis

Overview, page 22

16.  Please revise this section to discuss the events, trends, risks and uncertainties that management views as most critical to the Company's revenues, financial position, liquidity,

plan of operations, results of operations and any material commitments for capital expenditures and the expected sources of funds for such expenditures.  The purpose of this disclosure is to provide investors with information relevant to an assessment of the financial condition and results of operations of the registrant.  This section must provide a narrative explanation of the Company's financial statements so that investors may see the Company through the eyes of the Company's management.

We have added information regarding trends, risk and uncertainties that management views as most critical to the Company's revenues.

17.  The first four paragraphs in this section are repeated verbatim on page 33.  Remove unnecessary duplication of disclosure.  In this section, address those factors or trends which have the most pervasive impact on your financial conditions.  Provide detailed disclosures about your business in the "Business" section.

We have removed duplicate discussion and addressed factors which have an impact on our business.

18.  Briefly detail the processes involved in the company obtaining the various operating licenses referred to on pages 22-23 and add a risk factor discussing the importance of such licenses to the company's operations and the risks to the company should such licenses not be renewed or otherwise not be available to the company.

The processes involved in the Company obtaining the various operating licenses are: the Company's capability of servicing the customers, which includes having adequate storage facilities for the product, as well as transportation equipment.

We have added the following risk factor:

IN THE EVENT THAT WE LOSE OUR LICENCES GRANTED BY THE CHINESE GOVERNMENT WE WILL NOT BE ALLOWED TO SELL OUR PRODUCTS.

We have been granted a Finish Oil Wholesale license which allows our company to sell petroleum products to other wholesales and users of gasoline, fuel oil and diesel oil.  This license is granted by the People’s Republic of China   In addition, we also have a special license for Dangerous Chemical Products Businesses that allows us to handle or transport gasoline and diesel oil. There is no expiration date on the Finish Oil Wholesale license but this could be changed by the Chinese government under the condition that we no longer have adequate storage facilities or equipment to carry out our business.  The Dangerous Chemical Products Businesses license is renewed every three years.  The People’s Republic of China’s constitution states that all mineral and oil resources belong to the State.  Without these licenses, we would not be allowed to sell our products and we will be unable to survive in our present business.

19.  You indicate that you have your "own rail system."  Here, or under "Properties," describe your "rail system."  On page 36 you cite 16,278 square feet of railroad line.

The railroad line is on our property.  It starts from the Taiyuan railway office, Yinjing Station, to Longwei's company station, extending 16,278 square feet from station to station.  This rail system services some of our major customers.

20.  Here, or under "Properties," address the adequacy and condition of your storage tanks.  Compare the 50,000 metric tons to your annual sales volume and address any need to conduct maintenance or refurnishing of this equipment.

We have added the following to the registration statement:

The storage tanks are in excellent condition, and maintenance is provided on a regular basis by our own employees.  Each storage tank can hold approximately 5,000 metric tons of petroleum. If all of the company's tanks are full, they can hold up to 70,000 metric tons of petroleum.  50,000 metric tons of petroleum generates approximately $4,000,000 in revenue.

Revenue, page 23

21.  For the quarter ended September 30, 2007 and the year ended June 30, 2007, you attribute changes in revenue to your perception that "the population in China in general has become wealthier."  This would appear to be a long-term trend rather than one which would impact period-to-period changes.  In addition, you cite this as the cause for both the quarter ended September 30, 2007 – when revenues increased 45.9% - and for the year ended June 30, 2007 – when revenues increased 73%.

Revise your disclosure in all of your period comparisons to address the causes for change during that specific period.  Where applicable, please include a discussion of changes in volume, price, and from changes in exchange rates.  For the year ended June 30, 2006, address in more detail the reason for the 127.78% change.  For the year ended June 30, 2007 revise your filing to describe the reasons that revenues were essentially flat.  For the quarter ended September 30, 2007 address the reasons for the 45.9% increase, particularly when contrasted to change for June 30, 2007.  If applicable, describe factors that partially offset the factors which describe the increase.

We made various changes to explain why our revenues have changed.

Results of Operations, page 23

22.  Revise the revenue and cost of goods tables on pages 24-5 to reflect the amount on both a percentage of total revenues or cost of goods sold basis, as the case may be, as well as a raw dollar amount.

The percentages have been added in relation to total revenues and the respective cost of goods sold.

23.  In discussing the gross profit margins on pages 25-6, expand the discussion to consider the extent to which the company believes or is concerned that the decrease in revenues due to decreasing agency fees is a continuing trend and not just short-term in duration, and consider whether such fact should be highlighted in a separate risk factor.

We have added the following risk factor due to the fact that we do not know the duration or extent of the decreases in agency revenues in the future:

THE CHINA GOVERNMENT MIGHT EXPAND AND GRANT LICENSES TO BUY DIRECTLY FROM REFINERIES TO OTHER WHOLESALERS IN OUR REGION.

The Chinese government recently has begun granting licenses to other wholesalers this will have a negative affect on our agency fees or a fee that is charged to other wholesalers that do not have a license to purchase directly from refineries. Our agency fees represented 8% of our sales in year ending June 30, 2007 and 11% of our sales in June 30, 2006. A decrease in our agency fees will have a negative impact on both sales and profits.

Additionally, we have added the following discussion in the gross profit margin section:

This decrease was the result of declines in agency fees, as some of our previous customers received licenses to purchase directly from refineries. Agency fees represented approximately 8% of our sales in year ending June 30, 2007 and approximately 11% for the period ending June 30, 2006.  Agency fees represent the greatest profit for the company due to the fact it is a service and no purchases have to be made for this revenue. The company will focus on obtaining new customers requiring our agent service due to lack of storage facilities or do not have the necessary Finish Oil License. This will be accomplished by greater advertising in local business newspapers.

24.  Briefly discuss whether the decreases in marketing expenses and the reduction in sales force is due to increased efficiencies in those areas or in more a matter of limits on funds available for such expenditures.  To the extent the answer is the former, detail the efficiencies obtained and consider whether they are permanent or temporary in nature.  To the extent it is the latter, discuss the impact of such decreases and limits on future revenues and operations.

The decrease was due in part to the termination of sales personnel that were not performing. We expect to replace those individuals in the latter part of 2007.

Components of Revenue, page 24

25.  We note that sales of diesel oil decreased and sales of gasoline increased for the year ended June 30, 2007 when compared to June 30, 2006.  Please revise your filing to describe the reasons for these variances and separately describe the reasons for variances in sales of all products for all periods presented.

We have revised our filing to discuss the reasons for these variances by product group.

Operating Activities, page 27

26.  We note in your disclosure that you took advantage of a sudden drop in petroleum prices between April and May of 2007 to describe the unfavorable variance in cash used in operating activities for the year ended June 30, 2007.  Please revise your disclosure to clarify how the cash was expended to take advantage of the drop in oil prices and indicate if you made advances to suppliers to lock in prices or purchased additional amounts of inventory.

We have revised our disclosure to state: The increase was the result of using cash to increase inventory to take advantage of a sudden drop in petroleum prices between April and May of 2007 when petroleum prices declined by approximately 4%.

Investing Activities, page 27

27.  We note that you have not expended any material amount of cash for investing activities for the three years ended June 30, 2007.  Please clarify how you are able to maintain your infrastructure which includes numerous buildings, railroad lines, storage tanks and pump rooms without continued investments.

Due to the current condition of the equipment, the Company has not needed make any replacements.  The equipment is regularly maintained by our employees.  This maintenance program has delayed the need to replace our infrastructure.

Seasonality, page 29

28.  Briefly discuss the extent to which the seasonality affecting the company's operations is weather related.

We have added the following statement: There is minimal difference between the seasons for our operating results and operating cash flows.

Description of Business

Business Strategy, page 33

29.  To the extent to which the company's growth strategy involves increasing sales from attracting new customers, discuss the impact of such strategy of the decreases in marketing expenditures and sales force references on page 25.

Please note, as described above, the reason for the decrease was due in part to the termination of sales personnel that were not performing. We expect to replace those individuals in the latter part of 2007.

30.  With respect to the company's strategies of increasing storage capacity and expanding geographically, discuss the company's ability to finance, either internally or externally, the costs associated with such strategies, discuss the known or potential sources of financing for such strategies, and detail any current discussions with respect to any third party financing.

We will be able to increase our product storage capacity through the purchase of additional storage tanks as of result of recent financing. We completed a convertible note on December 18, 2007, in the amount of $2,100,000 at an interest rate of 4% per annum, with a conversion feature of $0.70 per share (the conversion price) at the option of the investor. After disbursement of fees and expenses, the Company netted $1,800,000. As well, we plan to use this capital to expand geographically. Additionally, 1,500,000 warrants were granted at an exercise price of $0.80. If all the warrants are exercised, the Company will receive proceeds of $1,200,000. The period for the conversion of the warrants is three years from the date of effectiveness of this registration statement.

Description of Business, page 31

31.  Address any pre-existing affiliations or relationships between Tabatha II and Longwei.

The following sentence has been added to the business section: There are no pre-existing affiliations or relationships between Tabatha II and Longwei.

Corporate Structure, page 32

32.  Explain the business reasons for creating and incorporating Taiyuan Longwei, the BVI subsidiary.

The business reason for creating the BVI subsidiary was to form a holding company so that the operating company could be legally owned by a foreign entity under Chinese law.  In November 2006, the Chinese government did not allow a foreign entity to own a Chinese company.  The BVI company was established to comply with these new rules and legally owns the operating company and its assets.

33.  Explain the significance of the difference between the Finish Oil Wholesale License and the Dangerous Chemical Products Businesses License – i.e. the difference between a license to "handle gasoline and diesel oil" and engaging in "the business of these products."  Explain what you mean "engage in the business of these products."

We have been granted a Finish Oil Wholesale license, which allows our company to sell to other wholesale business and users of gasoline, fuel oil and diesel oil. This license is granted by the People's Republic of China. In addition, we also have a special license for Dangerous Chemical Products Businesses that allows us to handle or transport gasoline and diesel oil. The Finish Oil Wholesale License allows us to be in the business of selling petroleum products.

34.  In that regard, you indicate that there is "no expiration date" for the Finish Oil Wholesale License.  Briefly discuss the conditions under which this license could be revoked.

The following statement has been added: The only condition under which our license might be revoked is if we no longer have appropriate storage facilities or equipment to carry out our business.

Properties, page 34

35.  Briefly provide information concerning the location of the company's properties.  See Item 101 of Regulation S-K.

The following statement has been added: All of our property is located in the Shanxi Province in China.

Management

Directors and Executive Officers, Page 36

36.  Revise all of the management biographies to provide the disclosure required by Item 401(e) of Regulation S-K.

The management biographies have been revised.

Transactions with Related Persons, Promoters and Certain Control Persons, page 41

37.  Identify the "certain shareholders of Longwei Petroleum Investment Holdings Limited."

The shareholder has been identified.

Selling Stockholders, page 42

38.  Indicate when the selling shareholders acquired their shares and the price they paid.

The dates and prices have been indicated.

Description of Securities, page 43

39.  We note that your operating subsidiaries may be subject to restrictions on their ability to make distributions to your parent company, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.  Please provide us the results of your computation of restricted net assets of your subsidiaries as contemplated by SAB Topic 6.K.2.

Our assets are not restricted since Longwei, the British Virgin Island company (BVI), was formed in April 2006 before changes to the Chinese law.  Longwei BVI was legally and properly formed, and has legal title to the assets of the operating company located in China. Therefore, no computation of restricted net assets is required as contemplated by SAB Topic 6.K.2.

Financial Statements, page 48

General

40.  We note that a substantial amount of your assets are located in China and also your disclosures regarding currency restrictions.  It appears you should provide audited parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X.  Otherwise, please explain why you do not believe this information is required.

We have disclosed that Longwei Petroleum Investment Holding Limited, the Colorado corporation formerly known as Tabatha II, Inc. is a blank check company with no meaningful assets or liabilities.  This information has been adequately disclosed in our filings.

41.  Please continue to monitor the need to update your financial statements.  Refer to Rule 3-12 of Regulation S-X.

We acknowledge your comment and will comply.

42.  Please update the date of your registered independent accountant's consent.

The update has been done.

Report of Independent Registered Public Accountants, Page 50

43.  We note that your auditors are located in Salt Lake City, Utah and that your operations are in China.  Based on this information, it appears that reliance on other auditors located in China may have been necessary.  We further note that you have not furnished the report of such other auditors as required by Rule 2-05 of Regulation S-X.  You should revise the filing to include the report of the other auditors that were relied on by the Salt Lake City firm.  If that firm has concluded that they are the principal auditor and that audit reports of other auditors are not also required to be filed, please provide us with the following:

-

A detailed explanation of the steps taken by your auditors to express an opinion on your financial statements without making reference in their report to the audits of any other accounting firms.  Refer to AU Section 543.

      -    The name of the firm that performed audit procedures for the operations in China.

            Indicate if this firm is currently registered with the Public Company Accounting Over- sight Board (United States) for audits performed after that date.  Describe in detail the nature of the procedures they performed for which your Salt Lake City, Utah auditors took responsibility.

The Company's U.S. audit firm, Child, Van Wagner & Bradshaw PLLC, used no other audit firm to assist in the audit. The Company's U.S. auditor does a great deal of audit work in Asia, and their auditors were personally on site in China to perform the audit field work. Their on-site audit team consisted of their full-time employees from Utah including the audit manager, who is native Chinese-speaker and their contract employees from Hong Kong. In addition to the audit staff on-site, the engagement partner visited and toured the facilities, met with management, and reviewed the on-site audit work being performed. Management's understanding is that most of the auditor's upper level reviews and final clean-up were performed in the U.S., but the majority of required audit procedures were performed in China.

Note 2 – Summary of Significant Accounting Policies, page 56

(i) Advances to Suppliers, page 58

44.  Please expand your disclosure to indicate the specific terms of these advances and how you evaluate them for impairment.  We note that you have had a significant increase in the amount of advances to suppliers.  Please expand your discussion of liquidity and capital resources to explain the cause of this increase and indicate whether or not you expect to maintain these levels of advances in the future.

We have added the following language:

We lock in prices 30 - 60 days in advance by using our cash resources.  We expect to maintain this level of advances in the future to ensure that we have adequate supplies and can obtain the best possible price at the particular time of purchase.  We do not place any impairment on these advances since our suppliers are large enterprises that have controls placed on them by the Chinese government.  We have not had to make any historical adjustments to our advances for any deficiencies or negative impact to our advances to our suppliers.

(k) Revenue Recognition, page 58

45.  Please expand your disclosure of your agency service revenue recognition accounting policy to indicate whether or not the arrangement for which you served as an agent is required to be completed before you have earned the related agency fee.  Indicate what happens to your fee if the arrangement, including delivery of the product, is not completed.

When we receive payments we recognize revenue.  If the arrangement or the delivery of the product is not completed, we reimburse the customer for the agency service fee and deduct that fee and the corresponding profit from the Company's accounting records.

Note 3.  Accounts Receivable, page 61

46.  We note your allowance for doubtful accounts receivable is based on several factors, including overall customer credit quality, historical write-off experience, and specific account analysis that projects the ultimate collectibility of the account.  Please clarify how you concluded that no allowance was required for all periods presented.

We concluded that no allowance was required for all periods presented due to our historical write-off experience, which has shown us that we have received all of our accounts receivables.  The reason for this is that oil is a precious commodity in China, and if a customer refused to pay, that would terminate their relationship with the Company.

Note 5.  Advance to Suppliers, page 60

47.  Please clarify what you mean by your disclosure that states, "The advance payments are meant to ensure preferential pricing and delivery."

We have added to Note 5, "The advance payments ensure that we get the best possible price at the time we purchase the petroleum product.  In addition, we receive delivery within 30 days of our payment, ensuring an adequate supply for our customers."

Note 10. Income Taxes, page 63

48.  Please revise your filing to include the financial statement disclosures as required by paragraph 43 to 49 of SFAS 109.

This footnote has been revised to include the required financial statement disclosures by paragraphs 43 to 49 of SFAS 109.

Form 8-K Filed October 23, 2007

Unaudited Pro Forma Financial Data

49.  Please revise your filing to provide a clear correlation of the individual pro forma adjustments to the related notes to such adjustments.  In doing so, please ensure that each of the notes describes the specific adjustment.

The note regarding the adjustments in the proforma financial data has been revised to describe each specific adjustment contained in the proforma financial data.

50.  We note your pro forma balance sheet as of June 30, 2007 reflects common shares outstanding of 51,120.  However, it appears that the total shares outstanding of the combined entity post merger total 75,000,000.  Please clarify how many shares of common stock are outstanding in Tabatha II on a pre merger basis as well as the combined post merger entity.  With respect to the pro forma adjustment to equity, please tell us if you:

-

reversed Longwei BVI's par value equity to reflect the number of common shares of Tabatha II;

-

recorded the issuance of the shares to effect the reverse merger; and

-

eliminated Tabatha II's additional paid in capital and retained earnings with the residual difference recorded to additional paid in capital.

The notes to the proforma financial data have been revised to clarify the number of shares of common stock of Tabatha II on both a pre merger and post merger basis.  The par value equity of Longwei BVI has been adjusted to reflect the number of common shares of Tabatha II outstanding. Tabatha II’s additional paid in capital and retained earnings have been eliminated.

51.  We note that you have calculated pro forma earnings per share for the year ended June 30, 2007 by dividing net income by 75,000,000 shares outstanding.  It appears that you need to revise your calculation to divide net income by the number of shares issued to the prior shareholders of Longwei BVI by Tabatha II to effect the merger.

The calculated pro forma earnings per share has been corrected by using the correct number of shares issued to the prior shareholder’s of Longwei BVI as the denominator.

52.  Please quantify the transaction costs associated with this merger and clarify how you accounted for such costs.

Amount to be Paid

SEC Registration Fee	$379.92
Printing Fees and Expenses	124.00
Legal Fees and Expenses	110,000.00
Accounting Fees and Expenses	197,000.00
Transfer Agent and Registrar Fees	500.00
FINRA	1,063.00
Miscellaneous	1,140.00

TOTAL	$310,328.00

We accounted for each cost as an operating expense.

We added, throughout the registration statement, a discussion of the convertible note dated December 18, 2007, which netted the Company $1,800,000.   The notes convert at $0.70 per share.

Sincerely yours,

By: /s/ John Ballard